CHAPIN DAVIS, INC. and SUBIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2020

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2020	$ 300,000	$ 10,577	$ 706,063	$ (110,113)	$ 906,527
Net loss	-	-	-	(101,425)	(101,425)
Common stock issued	-	508	237,580	-	238,088
Common stock repurchased	-	(36)	(2,403)	(38,624)	(41,063)
Balance, December 31, 2020	$ 300,000	$ 11,049	$ 941,240	$ (250,162)	$ 1,002,127

The accompanying notes are an integral part of these financial statements

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